Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: NRG Energy, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

NRG Energy, Inc. [NYSE:NRG]: Due to the company’s FAILURE to:

●	Align its decarbonization trajectory with IEA’s 2035 deadline for net zero emissions from electricity production in advanced economies, and
●	Commit to phasing-out coal and limiting natural gas investments in alignment with a Below 2°C scenario or a 1.5°C scenario.

Vote AGAINST:

●	Chair of the Board Lawrence S. Coben (Item 1d)
●	Chair of the Governance and Nominating Committee Heather Cox (Item 1e)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

NRG Energy (“NRG”) has the ninth-highest CO2 emission rate among public/private owned electric power producers in the U.S.1 while generating the fourteenth-most electricity.2 NRG’s generation capacity portfolio is primarily fossil gas-fueled,3 and the company relied on fossil gas and coal, combined, for 89% of its total generation in 2022.4 The company is among the 167 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero emissions transition.”5

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.6 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy.7 Their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of the transportation and industrial sectors as electrification efficiencies are implemented.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-

term investors should hold directors accountable. Specifically, the board chair and lead independent director, where the position exists, should be held responsible at companies where fossil fuel-related activities are central to the core business, thus denoting the strategic implications of emissions reductions.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators for the power generation sector, while still focusing on the three core pillars of target setting, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	—
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✔
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	X
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	X
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	X
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

NRG has set a net zero by 2050 GHG emissions ambition that includes its scope 1 and 2 emissions. However, the company remains without a net zero ambition that covers its relevant scope 3 emissions. NRG’s relevant scope 3 emissions include the fossil gas that it sells to over one million customers8 and the significant upstream methane emissions from its use of fossil gas in power production.9 NRG is a laggard to its peers that have incorporated these scope 3 carbon emissions into net zero goals.10 11

NRG also lacks a medium-term GHG emissions target. The company's target of a 50% reduction in GHG emissions by 202512 is not 1.5°C aligned, according to the company’s most recent Climate Action 100+ assessment.13 Similarly, NRG’s 2020 carbon intensity of 0.62 MT CO2/MWh was well over the 0.44 necessary for alignment with a 1.5°C pathway.14 Given that the company’s emissions increased in 2021 due to the higher power demand following the easing of COVID-19 pandemic lockdowns and the associated economic recovery,15 NRG must reduce emissions at a more ambitious pace than implied by its current decarbonization trajectory in order to come into alignment.

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	X

NRG has not announced a full coal phase-out in compliance with a Below 2°C scenario, let alone a 1.5°C scenario which would require even faster closure timelines.16 The company’s most recent coal closure announcement came in 2021 when NRG announced that it would cease coal combustion by the end of 2028 at its domestic coal units outside of Texas. The company’s coal-fired units in Texas will continue to operate without projected end dates. Notably, NRG’s closure of its plants outside of Texas resulted from its need to comply with a revised U.S. Environmental Protection Agency guideline for electric generating facilities.17

NRG attributes its 2014-2022 emissions reductions to its shift from coal to natural gas as a primary fuel. Accordingly, 48% of the company’s operating and planned gas capacity is misaligned with a Below 2°C scenario or a 1.5°C scenario, according to its Climate Action 100+ assessment.18 NRG projects fossil gas to comprise at least 28% of the company’s 2025 fuel mix.19

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (Influence Map) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	50%
Climate Policy Engagement Alignment (Influence Map) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	75%

NRG’s engagement on U.S. climate policy remains mixed. While NRG has committed to Paris Agreement-aligned lobbying expectations for its trade associations, the company itself has not made a specific commitment to conduct all of its lobbying in line with the Paris Agreement.20 The company maintains an active lobbying presence at the U.S. state level, having demonstrated both negative and positive positions on climate-related policy.21

Conclusion: NRG has failed to align its decarbonization trajectory with IEA’s 2035 deadline for net zero emissions from electricity production in advanced economies and to commit to phasing-out coal and limiting natural gas investments in alignment with a Below 2°C scenario or a 1.5°C scenario. Therefore, we recommend that shareholders vote AGAINST Chair of the Board Lawrence S. Coben (Item 1d) at the company’s annual meeting on April 27, 2023.

1 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 15

2 Ceres, et al., Benchmarking Air Emissions, p. 10

3 NRG Energy, INC., SEC Filing on Form 10-K, December 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/1013871/000101387123000004/nrg-20221231.htm#i096cf9fefc2b403e9995cb7de61112a4_16, p. 10

4 NRG Energy, INC., SEC Filing on Form 10-K, December 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/1013871/000101387123000004/nrg-20221231.htm#i096cf9fefc2b403e9995cb7de61112a4_16, p. 10

5 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed April 5, 2023

6 U.S. Energy Information Administration, “Frequently Asked Questions,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed April 5, 2023

7 Ceres, et al., Benchmarking Air Emissions, p. 7

8 NRG, 2021 Sustainability Report, 2021, https://www.nrg.com/assets/documents/sustainability/2021-sustainability-report.pdf, p. 88

9 NRG, 2021 Sustainability Report, p. 88

10 “Duke Energy expands clean energy action plan,” Duke Energy News Center, February 9, 2022, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

11 Dominion Energy, “Dominion Energy's Net Zero Commitment,” https://www.dominionenergy.com/our-company/netzero, accessed April 5, 2023

12 NRG, 2021 Sustainability Report, p. 9 (From its 2014 baseline)

13 Climate Action 100+, “NRG Energy, Inc.,” Company Assessments, https://www.climateaction100.org/company/nrg-energy-inc/, accessed April 5, 2023

14 Transition Pathway Initiative, “NRG Energy,” Company Assessment, https://www.transitionpathwayinitiative.org/companies/nrg-energy?cp_assessment_id=4531, accessed April 5, 2023 (July 22, 2022 assessment date)

15 NRG, 2021 Sustainability Report, p. 76

16 Climate Action 100+, “NRG Energy, Inc.,” accessed April 5, 2023

17 NRG Energy, INC., SEC Filing on Form 10-K, December 31, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/1013871/000101387123000004/nrg-20221231.htm#i096cf9fefc2b403e9995cb7de61112a4_16, p. 21

18 Climate Action 100+, “NRG Energy, Inc.,” accessed April 5, 2023

19 NRG, 2022 TCFD Report, 2021, https://www.nrg.com/assets/documents/sustainability/2020-TCFD.pdf, p. 26

20 Climate Action 100+, “NRG Energy, Inc.,” accessed April 5, 2023

21 LobbyMap, “NRG Energy,” Influence Map Scoring, https://lobbymap.org/company/NRG-Energy-87def577abc38fd8c082b0617ca8cc50/projectlink/NRG-Energy-in-Climate-Change-b0dae1d0c4ac4e031c3fe173e9ea6c8e, accessed April 5, 2023